SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

GOL DAY NEW YORK

June 24, 2013

Agenda

1. GOL Profile
2. Brazilian Aviation Market
3. GOL's Strategy
4. Smiles
5. Financial Results
6. Guidance
7. Final Message

1. GOL Profile


www.voegol.com
GOL

Largest Low Cost Airline in Latin America

Largest route network in Latin America with high frequency in major cities

GOL Profile

- Latin America's largest low-cost airline carrier
- 12 Years in business
- 65 destinations in 10 Countries in South America, Caribbean and United States
- 970 flights per day
- Standardized fleet of B737 Next Generation Aircraft
- 39 million passengers transported in 2012
- Dominant position in Brazil's main airports
- Smiles: GOL's mileage program (more than 9 million participants)
- Differentiated Services (Buy on Board, comfort seat)
- Cargo Operation: 78 Cities and Capacity to Reach 3,500 Cities Gollog
- Corporate Ratings: B/B-/B3

Corporate Structure


GOL
Linhas aéreas inteligentes
100%
VRG Linhas Aéreas
100%
GOL Finance Cayman*
100%
GAC Inc.*
57%
Smiles
Webjet
Key OpCos
Non Operating
*Finance Cos

Strong code-sharing alliances

DELTA — GOL´s Shareholder (3.0% of total capital)

KLM AIRFRANCE QATAR IBERIA

Dominant Position in Brazil's Main Airports

Strong Market Position Based on Slots at the Most Important Airports in Brazil

- Extensive Route Network in regions attractive for **business passengers;**
- Routes between these airports are among the most profitable routes in our markets **(strong yields)**;
- Dominant position in the south and southeast airports:
  - Southeast: 75% of Brazilian GDP
  - 65% of total traffic, in which ~70% are business passengers
- Position in Markets with **high population density;**
- **Leader position** in restricted airports, such as Santos Dumont, Guarulhos and Congonhas.



19%
39%
42%
Brasilia
(Brasilia)
34%
44%
22%
Cofins
(Belo Horizonte)
14%
44%
42%
Guarulhos
(São Paulo)
15%
45%
40%
Galeão
(Rio de Janeiro)
33%
37%
30%
Curitiba
(Curitiba)
34%
38%
27%
Santos Dumont
(Rio de Janeiro)
10%
46%
44%
Congonhas
(São Paulo)
33%
36%
30%
Porto Alegre
(Porto Alegre)
1
2
3
4
5
6
7
8
GOL
TAM
Others
World Cup Host Cities

Source: Hotran

GOL's Efficiency in Adjusting its Structure to the Brazilian Market's New Cost Level

GOL's initiatives in response to the macroeconomic scenario



Projection of supply for 2012: between 0% and 2%
New organizational structure
Reduction in supply for 2013: up to -2%
Shutting down of Webjet's operating activities
- Return of 737 300s
Supply for 2013: around -7%
New cost structure
New projection of supply for 2013: Around -9%
International expansion
- Reduction in supply for 2013: between -2% and -4.5%
2,3
2,2
2,1
2
1,9
1,8
1,7
1,6
1,5
360
340
320
300
280
260
240
220
200
USD
Jet Fuel
Jan-12
Feb-12
Mar-12
Apr-12
May-12
Jun-12
Jul-12
Aug-12
Sep-12
Oct-12
Nov-12
Dec-12
Jan-13
Feb-13
Mar-13
Apr-13
May-13 Jun-13

2. Brazilian Aviation Market



Brazilian Airline Industry

YEARS	Brazilian GDP	Fuel price	FX rate	Fares + Fees[1]	Domestic market supply	Industry Governance[2]	Margins
2009/10	0% / 7%	↓	↓	NEUTRAL	↑	NO	+
2011	2.7%	↑	↑	↑	↑	NO	−
2012	0.9%	↑	↑	↑	NEUTRAL	YES	−
2013	2.0% /2.5%[3]	↑	↑	↑	↓	YES	+

(1) New government fees for the industry
(2) Establishment of ABEAR – Brazilian Association of Airline Companies.
(3) Range Guidance 2013

Current Dynamics of the Domestic Market

Major players are reducing supply and maximizing load factor



New Industry Trend
37%
21%
28%
20%
17%
26%
14%
11%
11%
7%
7%
5%
-1%
23%
21%
22%
16%
15%
14%
14%
9%
7%
6%
0%
-5%
-8%
1Q10
2Q10
3Q10
4Q10
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
Industry Supply Variation (YoY)
Industry Demand Variation (YoY)

Source: ANAC.

1Q13 Domestic Industry Highlights

On 1Q13, domestic supply fell by 7.8%

In Million	GOL	TAM	Azul + TRIP	Avianca	Others	Industry
ASK	10,897	11,317	4,478	1,741	191	28,624
Growth YoY	-15.7%	-9.2%	10.6%	27.1%	-21.6%	-7.8%
RPK	7,415	8,789	3,537	1,434	127	21,302
Growth YoY	-15.5%	3.4%	16.5%	32.3%	-22.1%	-1.3%
Load Factor	68.0%	77.7%	79.0%	82.4%	66.4%	74.4%
Growth YoY	0.1 p.p	9.5 p.p	4.0 p.p	3.2 p.p	-0.4 p.p	5.0 p.p
Market Efficiency	0.91	1.04	1.06	1.11	0.89	1.00
Growth YoY	-6.6%	6.3%	-1.7%	-2.9%	-7.2%	0.0%

GOL continues to be dynamic in adapting domestic supply according to market conditions.

Source: ANAC

Regulatory Environment

Creation of the Brazilian Airlines Association (ABEAR)

ABEAR:
To create a better economic and regulatory framework in the Brazilian civil aviation industry

- Creation of ABEAR
- Payroll tax exemption = R$100 million/year
- Postponing of increase in airport fees
- Discussion about slots (Congonhas)
- Reduction by 50% in the ICMS tax on fuel in Brasília

Topics for discussion

» **Costs**: ICMS and Petrobras pricing formula

» **Infrastructure**

» **Regulation**

Associação Brasileira das Empresas Aéreas
ABEAR

Avianca · Azul* · GOL · TAM · TRIP*

3. GOL's Strategy


Q5

GOL's Strategy

Focus on the Brazilian market and the addition of new routes in Latin America and International Agreements

Capacity Management

\+

Cost Efficiency

\+

Strenghten Balance Sheet

=

Increase Profitability



Focus on PRASK Increase Strategy

- More than one year of consecutive growth month over month



PRASK Growth (*YoY*, %)
March- April/ 2012
Adjustment of supply begins
2013
-0,3%
-5,0%
-3,5%
-2,5%
-1,9%
5,7%
3,4%
9,2%
12,4%
11%
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13
Jan-May 2013

PRASK = Passenger Revenue per KM

Focus on Business Travelers

Reduction in Domestic Supply and Increase in PRASK


Supply (Var. YoY)
1Q12
2Q12
3Q12
4Q12
1Q13
Jan-May 2013
PRASK (Var. YoY)
5,0%
0,0%
-5,0%
-10,0%
-15,0%
-20,0%
15,0%
10,0%
5,0%
0,0%
-5,0%
Attractiveness of services for passengers traveling on business
Domestic Supply Variation (YoY)
PRASK Variation (YoY)

Attractive Services for Corporate Passengers

- Buy on board in more than 50% of the flights;
- Special seat in SP-RIO;
- Most punctual airline in the domestic market;
- Possibility to postpone or anticipate a flight through the cell phone
- Development and strengthening of Smiles;
- Improved operation on airports;
- New route network.

ABRACORP Discloses 1Q13 Sales Survey

Published on May 23, 2013*

"Gol Linhas Aéreas, with an average tariff of R$567.64, **led the civil aviation industry in the corporate travel market**, totaling R$414.268 million in domestic sales, which represents **34.5%** of the market share of ABRACORP (Brazilian Association of Corporate Travel Agencies)".

*Source: ABRACORP

Focus on Operational Efficiency in a Readjustment of Cost Structure Scenario

Number of Employees



-20%
20,548
18,966
18,356
17,676
-7%
16,470
1Q12
2Q12
3Q12
4Q12
1Q13

Punctuality



+2p.p
93%
95%
1Q12
1Q13

Remote Check-in



+10%
50%
60%
December 2012
March 2013

Costumers Satisfaction Index



+10%
7.2
7.9
December 2012
April 2013

Readjustment of Cost Structure

The end of B737-300 operations and the adoption of other measures helped to reduce fuel consumption.

Fuel consumption efficiency



Consumption (liters)/ASK
QAV (Fuel Price) in R$
3.25
3.20
3.15
3.10
3.05
3.00
2.95
2.50
2.00
1.50
1.00
0.50
-
-6%
Fuel consumption/ASK
QAV (Fuel Price)
1Q11
2Q11
3Q11
4Q11
1Q12
2Q12
3Q12
4Q12
1Q13

GOL Linhas aéreas inteligentes

Delta Air Lines: Strategic Alliance

Strategic Partnership

- Coordination of flight schedules
- 400 destinations in over 70 countries served by GOL and Delta
- Joint commercial on promotional activities
- Exploring synergies in passengers services
- USA-BRA traffic will boost GOL´s domestic route network
- Maintenance and logistical synergies DELTA TechOps
- Ticket sales through both sales channels
- Delta´s representative member in GOL´s board of directors
- Delta holds 3.0% of GOL´s total capital

DELTA AIR LINES GOL Linhas aéreas inteligentes

Code-share Expansion

- Key benefits:
  - ✓ Accumulation and redemption miles between Smiles and Delta SkyMiles
  - ✓ Access to VIP lounges
  - ✓ Luggage will be labeled and shipped to the final destination
- First stage of the agreement:
  - ✓ Brasilia – Atlanta leg, available for sale
- Second stage:
  - ✓ Flights from Goiania, Belo Horizonte, Curitiba and Porto Alegre, all via Brasilia to Atlanta
- Until the end of August:
  - ✓ Code-share will include the following destinations: São Paulo and Rio de Janeiro in Brazil, Atlanta, New York (JFK) and Detroit in the USA

4. Smiles



www.voegol.com
GOL

Smiles' Key Differentiation Drivers

Smiles differs from other loyalty programs in Brazil by combining complete commercial independence, innovative products for members and high standards of corporate governance

Commercial Independence

The operational agreement provides full alignment of interest and stability

- ✓ Unrestricted access to GOL's flights seats
- ✓ Agreement term of 20 years

Price R$ / ticket based on economic cost

- ✓ Sustains Smiles' competitiveness
- ✓ Full compensation of air costs

The price of miles / ticket is decided by Smiles with flexible pricing model

- ✓ Full control over operational margins
- ✓ Increased value perception by participants

Smiles

GOL Linhas aéreas inteligentes

Innovative Products

- ✓ Smiles & Money
- ✓ Sale of Miles - Reactivation of Miles
- ✓ Dynamic Pricing Model
- ✓ Smiles Surprise Destination Promotion
- ✓ Other products under development


3.000 milhas
Saldo de milhas: quase lá!
Suas milhas expiradas vão voltar para sua conta Smiles.

Corporate Governance

Unique corporate governance within the sector

- ✓ Protection for minority shareholders

Mechanisms that regulate the relation with controller shareholder

- ✓ Major matters must be assessed by an Independent Committee

Matters to be voted by the Independent Committee

- Changes in the agreement with GOL
- Contracts with related parties
- Acquisition of airline tickets in advance

Smiles IPO

Confidence in the potential of the loyalty market potential for the coming years

Total Shares:
122,173,912


Linhas aéreas inteligentes
57%
100%
100%
100%
Smiles S.A.
VRG Linhas Aéreas S.A.
Gol Finance Cayman
GAC Inc.

Issuer / Ticker	✓ Smiles S.A. (SMLE3)
Listing	✓ BM&FBovespa – "Novo Mercado"
Initial Price	✓ R$ 21.70 per share
Total Shares	✓ 52,173,912 shares, including Hot Issue and Greenshoe
Offering Resources	✓ Net: R$1,1 billion
Use of Proceeds	✓ Purchase of VRG air tickets in advance
Opening of negotiations	✓ April 29, 2013

5. Financial Result


Q5

1Q13 Highlights | Focus on Execution of the Strategy

Operating Income (EBIT) of

R$101 million

EBIT Margin of

4.9%

Macroeconomic Scenario
1Q13 *versus* 1Q12

Exchange Rate (R$/US$)	Fuel Price	Airport Fees
+12%	+14%	>+10%

GOL increased R$94 million (4.6 percentage points) in its operating result (EBIT) over 1Q12, despite a scenario of strong pressure on operating costs.

Main Factors Influencing 1Q13 Results

- ✓ **Supply reduction** strategy, combined with an **increase in yields of 13.5%** year over year;
- ✓ RASK growth of **+9%** vs. 1Q12;
- ✓ High level of the **exchange rate** and **fuel price**;
- ✓ Efficiency in **fuel consumption**;
- ✓ **New cost structure** and **Payroll tax relief**;
- ✓ About **R$30 million** gain in **sale-leaseback** transactions.

1Q13 Main Operational Indicators

Operational Highlights	1Q13	1Q12	Var% 1Q13 /1Q12
Supply (Dom + Int)	12,329	13,990	*-11.9%*
Demand (Dom + Int)	8,292	9,504	*-12.8%*
Load Factor	67.3%	67.9%	*-0.7 p.p*
CASK (R$)	16.07	15.43	*4.2%*
CASK-Ex Fuel (R$)	**8.71**	**8.63**	**1.0%**
PRASK (R$)	**15.46**	**13.75**	**12.4%**
RASK (R$)	**16.89**	**15.48**	**9.1%**
***Yield* (R$/c)**	**22.99**	**20.25**	**13.5%**
Record for a Quarter › **Fuel Price (QAV)**	**2.42**	**2.14**	***13.5%***
Average FX	1.98	1.77	*12.0%*

The performance of the quarter is a result of GOL's dynamism to adjust its structure to a new level of costs and Brazilian market growth.

Financial Indicators 1Q13 *versus* 1Q12

Financial Highlights	1Q13	1Q12	Var% 1Q13 /1Q12
Net Oper. Revenue (R$ MM)	2,083	2,166	*-3.8%*
EBIT(R$MM)	101	7	*1293.2%*
EBIT Margin (%)	***4.9%***	***0.3%***	***+4.6 p.p***
EBITDAR (R$MM)	367	268	*36.8%*
EBITDAR Margin (%)	***17.6%***	***12.4%***	***+5.2 p.p***
Net Financial Result (R$MM)	(107)	(23)	*360.7%*
Income Tax (R$MM)	(70)	(25)	*173.2%*
Net Income (R$MM)	(75)	(41)	*81.8%*
Gross Adj. Debt / EBITDAR (LTM)	27.9 x	14.9 x	+13.0 x
Adjusted Net Debt/ EBITDAR (LTM)	23.3 x	11.1 x	+12.2 x
Cash / Net Revenue (LTM)	20.2%	27.6%	*-7.4 p.p*

As a consequence of 1Q13 results, GOL's financial leverage declined about 25% compared to 4Q12, beginning the process of gradual recovery of this index.

Financial Indicators



+9.1%
15.48
14.64
15.30
17.16
16.89
2,166
1,831
1,987
2,119
2,083
1Q12
2Q12
3Q12
4Q12
1Q13
Net Revenue (R$MM)
RASK (cents of R$)



15.43
17.48
16.85
20.05
16.07
6.80
8.63
7.36
10.12
7.21
9.63
7.56
12.49
7.36
8.71
1Q12
2Q12
3Q12
4Q12
1Q13
CASK (cents of R$)
CASK Ex-Fuel (cents of R$)



7
0.3%
-355
-19.4%
-201
-10.1%
-358
-16.9%
101
4.9%
1Q12
2Q12
3Q12
4Q12
1Q13
EBIT (R$MM)
EBIT Margin



268
12.4%
+36.8%
-3.4%
-62
4.8%
96
-2.1%
-44
367
17.6%
1Q12
2Q12
3Q12
4Q12
1Q13
EBITDAR (R$MM)
EBITDAR Margin

Focus still on Costs

Strengthening GOL's Competitive Advantage

CASK in US$ (cents) excluding fuel and adjusted by GOL's stage length

	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12	4Q12	1Q13
GOL	5.0	5.3	5.5	5.5	4.7	5.1	4.7	5.3*	**4.4**
LAN TAM	-	-	-	-	-	9.2	8.5	8.0	**8.1**
TAM	6.9	7.1	7.3	7.1	7.0	7.8	n.A	n.a	n.a
LAN	9.5	9.8	9.9	9.8	9.7	9.2	n.A	n.a	n.a
Southwest Airlines	5.1	5.1	5.1	5.3	5.6	5.4	5.8	5.7	5.7
Alaska Airlines	7.7	7.9	7.8	8.5	8.9	7.6	7.3	7.8	7.8
Copa Airlines	6.0	5.8	5.8	5.6	5.9	6.0	5.8	5.9	5.7
jetBlue Airways	6.1	5.8	5.6	5.9	6.3	6.1	5.9	6.2	6.6

***Does not include Webjet's and impairment additional expenses on the 4Q12 (R$197 million)**

Strong Cash Position and Adequate Debt Profile


Total Cash (R$MM)
39% of LTM Net Revenues
R$120 million
Greenshoe (Smiles Offering)
R$953 million
Smiles IPO
R$400 million
Sale of Miles in Advance
1Q13: 20% of LTM Net Revenues
1,620
1,620 (1Q13)
1Q13
(+) Subsequent Events


Debt Profile
Financial Debt Amortization Schedule at March 31, 2013 (R$ MM)
Does not include interest and finance lease
Financial Debt: R$3,3 Billion
In R$
In U$$
83
125
15
739
262
423
259
1,345
2013
2014
2015
2016
2017
After 2017

6. Guidance



Guidance

2013 Guidance	Previous (March, 2013)		New	
	Min.	Max.	Min.	Max.
Brazilian GDP Growth	**2.5%**	**3.0%**	**2.0%**	**2.5%**
RASK Variation	Above or equal 10.0%		Above or equal 10.0%	
GOL Domestic Capacity (ASK) Variation	**Around -7%**		**Around -9%**	
CASK ex-fuel (R$ cents)	9.7	10.3	9.7	10.3
Average Exchange Rate (R$/US$)	**1.95**	**2.05**	**2.08**	**2.18**
Fuel Price (QAV)	**2.30**		**2.30**	**2.40**
EBIT Margin	**1%**	**3%**	**1%**	**3%**

GOL Reiterates its EBIT Margin Projection and Announces a New Domestic Supply Reduction for 2013

6. Final Message



Final Remarks

- Focus on the Execution of the Company's Strategy
- Maintenance of Liquidity
- Competitive Advantage on Cost Structure
- Operational Efficiency
- Clear and frequent communication of the Company's strategy to the market;

2013 Positive Operating Margins Recovery

Linhas aéreas inteligentes

THANK YOU

Investor Relations

ri@golnaweb.com.br

+55 11 2128 4700

www.voegol.com.br/ir